

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

Mail Stop 4561

May 5, 2008

By U.S. Mail and Facsimile (202) 393-0105

Daniel R. Herndon
Chairman, President, and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, LA 71101

**Re: Home Federal Bancorp, Inc. of Louisiana
          Registration Statement on Form S-1
          Filed April 30, 2008
          File No. 333-149677**

Dear Mr. Herndon:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our former comment 2, however, because loans purchased from Priority One Mortgage Corp make up 55.8% of your single family loans and 37.7% of your total loans, your relationship appears to be significant. Please include the form of purchase agreement that you have used to purchase the separate loan packages.

Background of the Merger: General, page 30

2.   We note your added disclosure on page 30 in response to our former comment 18; please elaborate on the specific reasons why you lowered your initial offering price for First Louisiana Bancshares.

Legality and Tax Opinions; General

3.   We note that some of your opinions continue to be issued "on the date hereof" or are based on the law "as in effect on the date of this letter;" please revise this language or represent to staff your intention to file these opinions concurrent with your request for acceleration.

Exhibit 8.4: Tax Opinion of Hunton & Williams

4.   We note that your opinion continues to include language limiting the persons who can rely on it; please revise.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt

cc: Philip Bevan
Elias, Matz, Tiernan & Herrick LLP
734 15th Street, N.W.
12th Floor
Washington, DC 200055